Exhibit 99.1

For immediate release:

License, Development and Supply Agreements to Terminate

PreMD to Reacquire Rights to PREVU* from McNeil Consumer Healthcare

Toronto, Ontario (September 26, 2006) - - Predictive medicine company PreMD Inc. (TSX: PMD; Amex: PME) today announced that the license, development and supply agreements with McNeil Consumer Healthcare (McNeil) for PreMD’s PREVU* Skin Sterol Test will terminate in three months. As a result, PreMD will reacquire all worldwide rights for the PREVU* family of skin sterol tests and will be in a position to pursue other opportunities to commercialize the products. As part of the termination provisions of the agreement, McNeil will be bound by the terms of the agreement and will continue to support PREVU* for a period of three months to ensure a smooth transition to PreMD.

“We have been advised by McNeil that there has been a change in their strategic focus” said Dr. Brent Norton, President and Chief Executive Officer of PreMD. “By reacquiring the rights to the PREVU* technology, we will realize significantly improved revenue on a per unit basis. We will be evaluating our strategic options for the commercialization of both PREVU* POC and PREVU* LT and will assess which markets we can manage effectively on our own and in which markets we will pursue partnerships. In the interim, our internal team will work closely with McNeil and continue to build on the momentum that has been generated in market segments such as in-store CAD health promotion, clinics, and within the life insurance industry.”

Dr. Norton continued, “at this time the value and the prospects for the technology have never been better. PreMD has recently achieved a number of significant milestones including a CE-Mark for PREVU* LT and the FDA clearance for our new POC reader. With trial results expected from the PREPARE (life insurance market) and PASA (heart attack data) studies in 2006, and ARISE in 2007, the technology is extremely well positioned for further growth. In many ways, this represents an opportunity to develop partnerships from an enhanced position that the collaboration with McNeil afforded us.”

“Our business is in a good financial position to manage this change. While we had originally anticipated receiving certain milestone payments from McNeil, which will now not be forthcoming after the three-month transition period, the potential contribution from the commercialization of PREVU* could be dramatically improved. We recently completed all of the significant clinical trials and, as a result, our cash burn is already optimized. While we will not reach the objective of moving toward being cash flow neutral by year-end, we expect that our opportunities for 2007 will actually improve,” stated Dr. Norton.

PREVU* non-invasively measures the amount of cholesterol (sterol) that has accumulated in the skin tissues, as opposed to blood, by painlessly collecting skin cells from the palm of the hand using a specially designed adhesive strip. There is no fasting or other patient preparation required for the test. Clinical studies have shown that as cholesterol accumulates on artery walls it also accumulates in other tissues, including the skin. High levels of skin sterol are correlated with higher incidence of coronary artery disease (CAD). PREVU* POC is cleared for sale in Canada, the U.S. and Europe where it is available for sale to medical professionals. PREVU*LT is the lab-processed form of the test, and is currently CE-marked in Europe. A Class II Device license application has been submitted to Health Canada’s Therapeutic Products Directorate (TPD) for clearance of PREVU* LT and PreMD is currently preparing a 510(k) for submission to the U.S. Food and Drug Administration (FDA).

Conference Call and Webcast
PreMD will hold a conference call and webcast Tuesday, September 26, 2006, at 10 a.m. ET. To access the conference call, please dial (416) 644-3416 or (866) 250-4907. A live audio webcast will be available at www.premdinc.com, and will be subsequently archived for three months. To access the replay via telephone, which will be available until Tuesday, October 3, 2006, please dial (416) 640-1917 or (877) 289-8525 and enter the passcode 21204649#.

About PreMD
PreMD Inc. is a world leader in predictive medicine, dedicated to developing rapid, non-invasive tests for the early detection of life-threatening diseases. PreMD’s cardiovascular products are branded as PREVU* Skin Sterol Test and the company’s cancer tests include ColorectAlert™, LungAlert™ and a breast cancer test. PreMD’s head office is located in Toronto, and its research and product development facility is at McMaster University in Hamilton, Ontario. For further information, please visit www.premdinc.com.

For more information about PREVU*, please visit www.prevu.com or email yourvoice@mccca.jnj.com.

This press release contains forward-looking statements. These statements involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the successful development or marketing of the Company’s products, the competitiveness of the Company’s products if successfully commercialized, the lack of operating profit and availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, product liability, reliance on third-party manufacturers, the ability of the Company to take advantage of business opportunities, uncertainties related to the regulatory process, and general changes in economic conditions.

In addition, while the Company routinely obtains patents for its products and technology, the protection offered by the Company’s patents and patent applications may be challenged, invalidated or circumvented by our competitors and there can be no guarantee of our ability to obtain or maintain patent protection for our products or product candidates.

Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. PreMD is providing this information as of the date of this press release and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

* Trademark
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For more information, please contact:

Brent Norton	Ron Hosking
President & CEO	Chief Financial Officer
Tel: 416-222-3449 ext. 22	Tel: 416-222-3449 ex 24
Email: bnorton@premdinc.com	Email: rhosking@premdinc.com

Lan Lai-Minh
Director of Communications
McNeil Consumer Healthcare
(519) 826-6226 ext: 5215